F r a s e r a n d C o m p a n y
Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

(1) Personal law corporation
(2) Also member of Massachusetts bar
(3) Also member of Ontario bar
(4) Also member of New York bar

May 4, 2006

VIA EDGAR & FEDEX COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-0405

Attention: Christian Windsor, Special Counsel

Dear Sir:

Re: Lexaria Corp.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-132134

Further to your letter dated March 27, 2006, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits. For the convenience of your review, we are also couriering a black-lined version of the SB-2 to you.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your March 27, 2006 letter:

Prospectus Cover Page

1.    The cover page is revised accordingly.

2.    It is revised accordingly.

Glossary, page 4

3.    The glossary is moved after the risk factors section.

Prospectus Summary, page 5

4.    The first sentence has been removed.

5.    The qualification in the summary has been revised.

Our Business, page 5

6.    It is revised accordingly.

7.    It is clarified accordingly.

8.    It is revised accordingly.

9.    It is revised accordingly.

10.    The information is included in the text as requested.

11.    It is revised accordingly.

We have a limited operating history..., page 6

12.    It is clarified accordingly.

We will require additional financing..., page 7

13.    The risk factor is revised accordingly.

We may not be successful in our exploration ..., page 7

14.    It is revised accordingly.

The exploration business is competitive..., page 7

15.    The risks identified in this section have been removed.

Fuel price variability..., page 8

16.    It is revised accordingly.

The exploration, development and operation of oil and gas projects..., page 9

17.    It is revised accordingly.

Oil and gas exploration is highly speculative..., page 10

18.    It is revised accordingly.

If we are unable to recruit or retain qualified personnel..., page 10

19.    It is revised accordingly.

Because we can issue additional shares..., page 11

20.    This risk factor has been deleted.

Oil and Gas Projects, page 13

21.    The statement is deleted.

Strachan Project - Alberta, Canada, page 13

22.    The affiliations have been described herein.

23.    It is revised accordingly.

24.    Farmout lands have been more clearly described therein, and the table has been summarized in ordinary language in the text below the table.

Oil and Gas Projects, page 16

25.    It is revised accordingly.

Management's Discussion and Analysis, page 21

26.    It is disclosed accordingly.

27.    It is disclosed accordingly.

28.    It is disclosed accordingly.

29.    It is disclosed accordingly.

30.    It is disclosed accordingly.

31.    The liquidity and capital resources section has been revised.

Leonard MacMillan, page 26

32.    It is disclosed accordingly.

Description of Capital Stock, page 33

33.    It is disclosed accordingly.

Financial Statements, page 36

General

34.    Updated financial statements have been included herein.

35.    Updated consents for all audited financial statements are included in this filing.

Report of Independent Registered Public Accounting Firm, page F-2

36.    It is revised accordingly.

37.    Footnote disclosures have been revised accordingly.

Note 2 - Significant Accounting Policies

Foreign Currency Translations, page F-9

38.    It is revised accordingly.

Note 3 - Capital Stock, page F-11

39.    The share issuance on June 9, 2005 was based on cumulative subscription agreements for shares of our Company received to that date. The 9.8 million shares at $0.01 per share were subscribed for by shareholders wishing to participate in the founding of the Company. These subscriptions covered the period from inception to the 23rd day of December 2004. The directors subsequently decided that, following the application for the Papua New Guinea petroleum prospecting license on February 3, 2005, which the directors at that time felt the Company had a good chance of being granted, and having reached the decision to participate in the oil and gas exploration sector in general, the directors increased the price for subsequent subscribers to $0.15 per share. Thus all subscription agreements for shares priced at $0.15 per share took place between February 2005 and December 2005. There were no differences in rights and privileges of the two groups of common stockholders.

Based on results to date, the estimate of fair value of the shares would be the same at $0.01 per share.

There have been no issuances below fair value, nor were there any issuances to related parties.

Note 4 - Oil and Gas Properties, page F-12

40.    It is revised accordingly.

Note 7 - Income Taxes, page F-13

41.    It is revised accordingly.

Signatures

42.    The Principal Accounting Officer has been identified herein.

Exhibit 5 - Legal Opinion

43.    It is revised accordingly.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

Yours truly,
FRASER and COMPANY

Per: /s/ David K. Fraser

David K. Fraser

DKF/dlm
Attach.